

13030702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JACKSON & SMITH INVESTMENT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 WEST MAIN AVENUE
(No. and Street)

GASTONIA	NC	28052
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID SMITH (704-865-9546)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIVES & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

1023 WEST MOREHEAD ST. SUITE 100	CHARLOTTE,	NC	28208
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick H. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson & Smith Investment Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of North Carolina
County of Gaston

[signature]
Signature

Member-Manager
Title

Date: 12-26-13

Notary: [signature]

Commission Exp. 12-20-17

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON & SMITH INVESTMENT SECURITIES, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2012

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Table of Contents

Member:
American Institute of
Certified Public Accountants



Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report

To the Members
Jackson & Smith Investment Securities, LLC
Gastonia, North Carolina

Report on the Financial Statements

We have audited the accompanying balance sheet of Jackson & Smith Investment Securities, LLC (the "Company") as of December 31, 2012, and the related statements of comprehensive income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financials statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Opinion

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Jackson & Smith Investment Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in page 12 is presented for purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Rives & Associates LLP

Charlotte, North Carolina
February 20, 2013

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Balance Sheet
December 31, 2012

ASSETS

Current assets:		
Cash and cash equivalents	$	22,149
Cash deposited with clearing agent		15,000
Commissions receivable		9,997
Marketable securities		445,300
Prepaid expenses		1,020
Total current assets		493,466
Property and equipment:		
Office furniture and equipment		141,288
Leasehold improvements		8,128
		149,416
Accumulated depreciation		(140,643)
		8,773
Total assets	$	502,239

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	1,636
Notes payable		40,000
Total current liabilities		41,636
Members' equity:		
Members' capital accounts		58,006
Accumulated other comprehensive income		402,597
Total members' equity		460,603
Total liabilities and members' equity	$	502,239

The accompanying notes are an integral part of these financial statements

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Comprehensive Income
Year Ended December 31, 2012

Revenue:	
Commissions	$ 88,438
Expenses:	
Advertising	852
Depreciation	474
Dues	2,563
Employee compensation	83,400
Insurance	13,091
Occupancy	7,500
Office expense	1,759
Professional fees	7,000
Taxes, other than income	3,188
Utilities	7,183
Vehicle expense	5,035
Total expenses	132,045
Operating loss	(43,607)
Other income (expense):	
Dividend income	19,716
Interest expense	(1,279)
Gain on sale of marketable securities	21,817
Total other income	40,254
Net loss	(3,353)
Other comprehensive income (loss):	
Unrealized gain of investments	4,350
Reclassification for gains included in net loss	(24,438)
Reclassification for losses included in net loss	7,430
Other comprehensive loss	(12,658)
Comprehensive loss	$ (16,011)

The accompanying notes are an integral part of these financial statements

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2012

	Accumulated Other Comprehensive Income	Members' Capital Accounts	Total Members' Equity
Balance, December 31, 2011, as previously reported	$ 434,433	$ 34,681	$ 469,114
Reclassification of gains on marketable securities	(19,178)	19,178	-
Balance, December 31, 2011, as restated	415,255	53,859	469,114
Net loss	-	(3,353)	(3,353)
Other comprehensive income	(12,658)	-	(12,658)
Capital contribution	-	7,500	7,500
Balance, December 31, 2012	$ 402,597	$ 58,006	$ 460,603

The accompanying notes are an integral part of these financial statements

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(3,353)
Adjustments to reconcile net loss to net cash used by operating activities:		
Noncash items included in net loss:		
Depreciation		474
Gain on sale of marketable securities, net		(21,817)
Contributed office space		7,500
Cash flows from changes in:		
Commissions receivable		(6,013)
Prepaid expenses		(303)
Accounts payable and accrued expenses		1,217
Net cash used by operating activities		(22,295)
Cash flows from investing activities:		
Proceeds from sale of marketable securities		35,423
Purchases of marketable securities		(12,404)
Net cash provided by investing activities		23,019
Cash flows from financing activities:		
Proceeds from short-term debt		15,000
Net cash provided by financing activities		15,000
Net increase in cash and cash equivalents		15,724
Cash and cash equivalents, beginning of year		6,425
Cash and cash equivalents, end of year	$	22,149
Supplemental disclosure of noncash financing activities:		
Capital contribution	$	7,500

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Jackson & Smith Investment Securities, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a fully disclosed firm and executes general securities transactions for customers located principally in Gaston County, North Carolina and surrounding areas. The Company uses another broker-dealer, Sterne, Agee & Leach, Inc. to clear all customer transactions.

Jackson & Smith Investment Securities, LLC. is a North Carolina Limited Liability Company. The duration of the LLC is set to expire no later than December 31, 2046. Members are not ultimately liable for any debts of the Company, losses of capital, or for the losses of profits. Transfers of members' interests are limited to certain conditions as specified in the Company's operating agreement.

Basis of Accounting
The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of these statements, all highly liquid investments, which are to mature in three months or less at the time of purchase, are considered to be cash equivalents.

Marketable Securities
Marketable securities are classified as available-for-sale and, accordingly, are reported at fair value with the unrealized gains or losses on these securities reported as a component of accumulated other comprehensive income in members' equity.

Commission Receivable
In the customary course of business, the Company earns commissions related to the execution of customer trades. Not all commissions are collected in the period in which they are earned. Accordingly, amounts earned but not collected are reflected as commission receivables. Management considers the need for an allowance for bad debts. In assessing the need for an allowance for bad debts management considers the nature of the receivables, past experience, current economic conditions, and other risks inherent in the receivable portfolio. Based upon these factors, management has determined there is no need for an allowance for doubtful accounts as of December 31, 2012.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost. Major renewals and improvements are capitalized while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed currently. At the time properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any gain or loss is reflected in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any asset may be impaired, an evaluation of recoverability would be performed. Depreciation is computed on straight-line method over their estimated useful lives.

Fair Value Measurements

The Company measures the fair value of its financial instruments in accordance with accounting guidance that requires an entity to base fair value on exit price and maximize the use of observable inputs and minimize the use of unobservable inputs to determine the exit price. Accounting guidance defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as described below:

Level 1: Observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

Level 2: Observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

Level 3: Inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

Advertising Cost

Advertising costs are expensed when incurred. Advertising expense was $852 for the year ended December 31, 2012.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective ownership percentage. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Notes to Financial Statements
December 31, 2012

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements
In June 2011, the Financial Accounting Standard Board (FASB) issued Accounting Standards Update ("ASU") 2011-05, "Comprehensive Income (Topic 220): *Presentation of Comprehensive Income*", which is effective for annual reporting periods beginning after December 15, 2011. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in members' equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. The adoption of ASU 2011-05 had no material impact on the financial position or results of operations.

NOTE 2 – CASH SEGREGATED AT CLEARING HOUSE

The Company is required to maintain a cash balance at Sterne Agee in the amount of $15,000. Stern Agee holds securities owned by the Company and is the Company's primary clearing agent.

NOTE 3 – MARKETABLE SECURITIES

Available-for-sale investments as of December 31, 2012 were as follows:

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Common stocks	$ 42,703	$ 412,024	$ (9,427)	$ 445,300

Unrealized gains and losses on marketable securities are as follows:

Unrealized gains	$ 412,024
Unrealized losses	(9,427)
Net accumulated unrealized gains	$ 402,597

The Company uses the specific identification method to determine the cost of securities sold. Proceeds from sales of available-for-sale securities and the resulting realized gains (losses) during the year ended December 31, 2012 are as follows:

Proceeds from sales of marketable securities	$ 35,423
Realized gains on sales	$ 29,247
Realized losses on sales	(7,430)
Net realized gains (losses) on sales	$ 21,817

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company entered into a promissory note with the majority member for $40,000. The promissory note is due on demand and bears an annual interest rate of 2% with quarterly interest payments. At December 31, 2012 accrued interest totaled $1,279.

The majority member provided, without cost to the Company, office space, valued at $625 per month. The total value of office space for the year ended December 31, 2012 was $7,500 and is reflected in the statement of comprehensive income as occupancy, with a corresponding capital contribution in the statement of changes in members' equity.

NOTE 5 – CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012 the Company had net capital of $325,137 which was $225,137 in excess of its required net capital of $100,000. The Company's net ratio was .1281 to 1.

NOTE 6 – FAIR VALUE MEASUREMENTS

The Company categorizes its assets and liabilities measured at fair value into a fair value hierarchy that prioritizes the assumptions used in pricing the asset or liability as disclosed in Note 1. The following table presents information about the Company's assets measured at fair value:

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Common stocks	$ 445,300	$ -	$ -	$ 445,300

The following is a description of the valuation methodologies used for instruments for which fair value is presented. The estimated fair value was calculated using certain facts and assumptions, which vary depending on the specific financial instrument.

<u>Common Stock</u>
Valued at quoted market prices in active markets, which represent the fair value of the shares held at year end.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK AND OTHER BUSINESS CONCENTRATIONS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions, and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is management's policy to review, as necessary, the credit standing of each counterparty.

The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2012 provided unlimited insurance coverage on each customer's non-interest bearing cash balances, and $250,000 of insurance coverage on other deposit accounts. At December 31, 2012, the Company had no uninsured cash balances.

The Company invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in these financial statements.

The Company's principal customer base consists of residents of Gaston and surrounding North Carolina counties. The limited geographic diversity of the Company's customer base exposes it to additional business concentrations of risk.

NOTE 8 – CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to claims of general creditors as of December 31, 2012.

NOTE 9 – RECLASSIFICATION OF GAINS ON MARKETABLE SECURITES

During the December 31, 2012 year end audit it was discovered that accumulated other comprehensive income was over stated and the members' capital accounts were understated by $19,178. As presented on the Statement of Changes in Members' Equity, the realized gains on the sale of marketable securities for prior periods have been reclassified from accumulated other comprehensive income to members' capital accounts. This reclassification has no effect on the prior years total members' equity.

	Amount Previously Reported	Amount As Restated	Reclassification Adjustments
Accumulated other comprehensive income	$ 434,433	$ 415,255	$ (19,178)
Members' capital accounts	34,681	53,859	19,178
Total members' equity	$ 469,114	$ 469,114	$ -

NOTE 10 – DATE OF MANAGEMENT'S REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2013, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Computation of net capital:		
Total members' equity		$ 460,603
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net of accumulated depreciation		(8,773)
Prepaid expenses		(1,020)
		(9,793)
Other deductions and/or charges		(502)
		(10,295)
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities - other		(66,859)
Undue concentration		(58,312)
		(125,171)
Net capital		325,137
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,773	
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000	
Net capital requirement (greater of two amounts above)		100,000
Excess net capital		$ 225,137
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement of reporting broker or dealer		$ 205,137
Computation of aggregate indebtedness:		
Total liabilities from balance sheet		$ 41,636
Percentage of aggregate indebtedness to net capital		12.81%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012):		
Net capital, as reported in Part II of the unaudited FOCUS report		$ 325,064
Audit adjustment to correct accrued expenses		73
Net capital, per above		$ 325,137

Member:
American Institute of
Certified Public Accountants



Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members
Jackson & Smith Investment Securities, LLC
Gastonia, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Jackson & Smith Investment Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Jackson & Smith Investment Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Jackson & Smith Investment Securities, LLC's management is responsible for the Jackson & Smith Investment Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates LLP

Charlotte, North Carolina
February 20, 2013

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Member:
American Institute of
Certified Public Accountants



Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Members
Jackson & Smith Investment Securities, LLC
Gastonia, North Carolina

In planning and performing our audit of the financial statements of Jackson & Smith Investment Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates LLP

Charlotte, North Carolina
February 20, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016831 FINRA DEC
JACKSON & SMITH INVESTMENT 14*14
ATTN: DAVID ALLEN SMITH
PO BOX 876
GASTONIA NC 28053-0876

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Patrick H Smith (704)865 9546

2. A. General Assessment (item 2e from page 2) $ 272.71

B. Less payment made with SIPC-6 filed (exclude interest) (77.75)

_______________ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 194.96

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 194.96

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 194.96

H. Overpayment carried forward $( )

4632

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jackson & Smith Investment Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Member-manager
(Title)

Dated the 24 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.		Eliminate cents
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 117,311
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	45,637
	Total additions	162,948
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,419
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	46,444
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
	Enter the greater of line (i) or (ii)	
	Total deductions	53,863
2d.	SIPC Net Operating Revenues	$ 109,085
2e.	General Assessment @ .0025	$ 272.71 (to page 1, line 2.A.)